500 Union Street, Suite 420
Seattle, Washington 98101

July 6, 2017

Mr. Martin James, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:
Visualant, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016, Filed January 13, 2017

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2016,

Filed June 5, 2017

File No. 001-37479

Dear Mr. James:

Visualant, Incorporated, a Nevada corporation (the “Company”), has received and reviewed your letter dated June 16, 2017 (the “Comment Letter”), which responds to the Company’s response letter dated June 2, 2017, both of which pertain to Company’s Form 10-K for the year ended September 30, 2016 as filed with the Securities & Exchange Commission (the “Commission”) as amended on June 5, 2017, and Form 10-Q Amendment No. 1 for the quarterly period ended December 31, 2016 as filed with the Commission on June 5, 2017, File No. 001-37479.

Specific to your comments, please find our responses below, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 16, 2017.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended December 31, 2016

Note 12 – Goodwill, page 17

1.            Tell us why you have not filed a Form 8-K disclosing the information required by Item 4.02 of the form as it relates to the restated interim financial statements for the quarter ended December 31, 2016 to reflect the full impairment of Transtech’s goodwill. Alternatively, please file the Form 8-K.

Response: We have concluded that we should file a Form 8-K disclosing the information required by Item 4.02 regarding the restated interim financial statements for the quarter ended December 31, 2016 to reflect the full impairment of Transtech’s goodwill. The Form 8-K was filed with the Commission on June 26, 2017.

In connection with the Company’s responding to the comments set forth in the June 16, 2017 letter, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours, /s/ Jeff T. Wilson Jeff T. Wilson Chief Financial Officer

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